Exhibit 3.1

                                 AMENDED BY-LAWS
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Article III, Section 2
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Section 2.        Vacancies - Change in Number of Directors
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     Newly created  directorships  resulting  from any increase in the number of
Directors and vacancies on the Board occurring otherwise than by removal may be filled by the majority of the remaining members of the Board, though less than a quorum, or by a sole remaining Director, or by the shareholders, and any person so elected shall hold office for the remainder of the term of the class of Directors in which the new directorship was created or the vacancy occurred and until such Director's successor shall have been elected and qualified. A vacancy caused by removal of a Director shall be filled by the shareholders. No decrease in the number of Directors constituting the Board shall shorten the term of any incumbent Director.

Article V, Section 1
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Section 1.        Alterations - Amendments - Repeal
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     Subject to the Certificate of  Incorporation,  these By-Laws may be altered or repealed, and other By-Laws may be adopted, by a majority of the entire Board of Directors at any regular or special meeting.